Exhibit 99.1

Enlivex Selected for an Elevator Pitch Presentation and two additional Poster Presentations at the 2023 Annual Meeting of the International Society for Cell & Gene Therapy

Nes-Ziona, Israel, May 31, 2023 (GLOBE NEWSWIRE) --  Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company targeting diseased macrophages, today announced three poster presentations, including a selected Elevator Pitch Presentation at the 2023 Annual Meeting of the International Society for Cell & Gene Therapy (ISCT), which is taking place from May 31, 2023 through June 03, 2023 in Paris, France.

The poster (ID#805) presentation, “DEVELOPMENT OF A FROZEN FORMULATION OF ALLOCETRA-OTS, AN INNOVATIVE MACROPHAGE REPROGRAMMING CELL-BASED THERAPY”, which details the development and regulatory acceptance of Allocetra frozen formulation, was selected for presentation at the Elevator Pitch Session on Wednesday, May 31, 2023 from 7:00 PM to 8:00 PM CEST, session room 241.

The second poster (ID#1003) presentation, “IN VITRO BIOLOGICAL ACTIVITY CHARACTERIZATION AND CELL BASED POTENCY ASSAY DEVELOPMENT FOR ALLOCETRA OTS”, will take place on June 1, 2023 from 6:00 PM to 7:30 PM CEST.

The third poster (ID#1057) presentation, “SYNERGISTIC PERITONEAL ANT-TUMOR EFFECT OF ALLOCETRA-OTS, A CELLULAR IMMUNE THERAPY , IN COMBINATION WITH IMMUNE CHECKPOINT INHIBITORS/CHEMOTHERAPY THROUGH REPROGRAMMING OF MACROPHAGES AND DENDRITIC CELLS”, will take place on June 1, 2023 from 6:00 PM to 7:30 PM CEST.

ABOUT THE INTERNATIONAL SOCIETY FOR CELL & GENE THERAPY

The International Society for Cell & Gene Therapy (ISCT) is a global society of clinicians, regulators, researchers, technologists, and industry partners with a shared vision to translate cell and gene therapy into safe and effective therapies to improve patients’ lives worldwide. For more information visit https://www.isctglobal.org/isct2023/home.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com